Filed by Biovail Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Valeant Pharmaceuticals International
Commission File No.: 001-11397

The following is a copy of the transcript of Biovail Corporation’s (“Biovail”) conference call and live Internet webcast on August 5, 2010 relating to Biovail’s 2010 second quarter financial results.

Biovail Corporation Second Quarter 2010 Earnings Conference Call Thursday, August 5, 2010 - 8:30 AM ET

CORPORATE PARTICIPANTS

Nelson  Isabel
Vice-President, Investor Relations and Corporate Communications, Biovail Corporation

Bill Wells
Chief Executive Officer, Biovail Corporation

Gilbert Godin
Chief Operating Officer, Biovail Corporation

Peggy Mulligan
Chief Financial Officer, Biovail Corporation

CONFERENCE CALL PARTICIPANTS

Annabel Samimy
Stifel Nicolaus

Misha Dinerman (for David Amsellem)
Piper Jaffray

Fred Garcia (for Doug Miehm)
RBC Capital Markets

Greg Fraser (for Gregg Gilbert)
Bank of America

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to the Second Quarter 2010 Earnings Conference Call for Biovail Corporation.  At this time, all participants are in a listen-only mode.  This conference call is being webcast on the worldwide web at www.biovail.com.  If anyone should require assistance at any time during the conference, you may press star, followed by zero.

As a reminder, a replay of the conference call will be available until 7:00pm Eastern Time on Thursday, August 12, 2010, by dialling 416 695-5800 for Toronto and international callers, and 1 800 468-3053 for United States and Canada, using access code 5600465, followed by the pound key.
On behalf of the speakers who follow, investors are cautioned that the presentations and responses to your questions may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and which comprise forward-looking information under applicable Canadian provincial securities laws.

For the purposes of this caution, we refer to such statements as forward-looking statements.  Forward-looking statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Forward-looking statements include, but are not limited to, our goals, targets, strategies, intentions, plans, beliefs, estimates, expectations, outlook, guidance, and other statements which contain language such as likely, should, guidance, believe, anticipate, expect, intend, plan, will, may, could, would, target, continue, and other similar expressions.

For additional information about the material factors or assumptions underlying such statements and about the material factors that may cause actual results to vary from those expressed or implied in such statements, please consult the Company’s earnings press release dated August 5, 2010, and available on the Company website, as well as its filings with the US Securities and Exchange Commission and the Canadian Securities Administrators, including the risk factors detailed in its most recent Form 10-K and its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 21, 2010, as well as other risks and uncertainties set forth from time to time in the reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators.

The Company does not undertake to update any forward-looking statements, except as required by law.

At this point, I would now like to turn the call over to Nelson Isabel, Vice-President, Investor Relations and Corporate Communications for Biovail Corporation.  Mr. Isabel will moderate today’s call.
Nelson Isabel, Vice-President, Investor Relations and Corporate Communications, Biovail Corporation

Biovail Corporation Second Quarter 2010 Earnings Conference Call Thursday, August 5, 2010 - 8:30 AM ET

Thank you, Operator, and good morning, everyone.  On behalf of Biovail, thank you for joining us.  On this morning’s call, Biovail management will discuss the financial and operating highlights of the second quarter of 2010, as well as the proposed merger with Valeant Pharmaceuticals International.

Joining us on today’s conference call are Bill Wells, Chief Executive Officer of Biovail Corporation; Gilbert Godin, Chief Operating Officer; and Peggy Mulligan, Chief Financial Officer.  All will be available to participate during the question and answer session with research analysts immediately following our remarks.  We’ll try to get to as many questions as possible, while limiting the call to approximately one hour.  Other participants are encouraged to follow up with the Company after this morning’s call by calling 905 286-3000 and asking for Investor Relations.

Bill, please go ahead.
Bill Wells, Chief Executive Officer, Biovail Corporation

Thanks, Nelson.  Good morning, everyone.  Biovail once again delivered solid financial results in the second quarter, with revenues increasing 23 percent and adjusted cash EPS up 17% year-over-year.  We have clearly maintained the momentum from 2009, and assuming the proposed merger with Valeant closes later this year, we believe we will have succeeded in moving Biovail to high growth much more quickly than we would have been able to as a standalone company.

The merger with Valeant will create a dynamic specialty pharmaceutical company, diversify our product line, therapeutic area and geography, and focused on growth and cash flow generation.  The new Valeant will have multiple growth platforms, including specialty CNS, dermatology, Canada and emerging markets, all supported by strong cash flows and a broad portfolio of legacy products.  Needless to say, we’re excited by the value creation potential of the combined company.

Two weeks ago, we received good news when we were informed that the Federal Trade Commission had granted early termination of the waiting period under the Hart-Scott-Rodino Act.  This brings us one step closer to completing the transaction.

In addition to Biovail’s shareholder approval, the merger is subject to approval by Valeant’s shareholders, consummation of financing, and the satisfaction of customary closing conditions and regulatory approvals.
In the meantime, we continue to work on the integration planning process for the two companies. Twelve work streams have been created across multiple functional areas. In terms of senior management decisions, at this point only the CEO and CFO positions have been confirmed. Mike Pearson will be the new Valeant CEO and Peggy Mulligan will be the CFO. As you know, I will be the new Valeant’s Chairman.

We continue to expect cost synergies from the transaction to be at least $175 million by the second year of operations.  We also continue to expect a fall closing and have the new Valeant hit the ground running immediately thereafter.

Let’s talk quickly about Biovail’s financials.  Biovail delivered strong cash flow from operations in the quarter; $109 million on a GAAP basis and $94 million before changes in working capital, and excluding costs related to the merger, once again demonstrating the strength of our operating business.

At the end of July, we had cash balances of over $200 million and no outstanding borrowings under our revolving credit facility.

Peggy will review the financial highlights of the quarter shortly.

Our restructuring efforts are largely complete and, as a result, we expect to reap the benefits of the bulk of our targeted annual cost savings of $40-60 million in 2010.

Now, let’s talk about Wellbutrin XL.  Our targeted non-sales force programs to support market share and patient and physician loyalty, which we began late in the first quarter, are now beginning to show results.  We’ve now begun the third cycle of our sampling program and over 70 percent of physicians contacted, representing 8,300 physicians, have requested sample packs.   In addition, through mid-July, over 5,000 coupon redemptions have been processed.  Recent IMF data continue to be encouraging, as we’ve seen Wellbutrin XL’s market share stabilize just north of 6 percent.  The Wellbutrin transaction has, so far, provided much better financial returns that originally projected.

Gilbert will now provide an overview of operations in the quarter.  Gilbert?

Biovail Corporation Second Quarter 2010 Earnings Conference Call Thursday, August 5, 2010 - 8:30 AM ET

Gilbert Godin, Chief Operating Officer, Biovail Corporation

Thank you, Bill, and good morning, everyone.  I will begin my remarks this morning by providing an update on Xenazine, which was launched to US specialists by Lundbeck in late November 2008.  Through June 30, 2010, a total of 2,940 patients have enrolled, or are in the process of enrolling, with the Xenazine distribution centre, and 28,279 scripts have been filled.  Approximately, 20 months post launch, Xenazine continues to track to our 4,000 to 6,000 peak patient number.  As we’ve discussed previously, the rate of enrolment has slowed as the initial migration of patients from the longstanding compassionate usage program to the commercial program is largely complete.  Our commercial partner, Lundbeck, is now focusing its marketing efforts on centres of excellence in the US and on helping a broader number of physicians fully understand the safe and effective use of Xenazine and the drug’s REMS program.

Switching to the sale of non-core assets, in July of 2010 we completed the sale of our Contract Research Division, or CRD, to Lambda Therapeutic Research for cash proceeds of approximately $6 million.  Biovail no longer considered the CRD a strategic fit as a result of the Company’s transition to its specialty CNS strategy.  With the sale of the CRD, we have realized our target of over $70 million in total gross proceeds from the divestiture and monetization of non-core assets.   The CRD sale will also result in lower research and development revenues.  For the first half of 2010, the CRD generated revenues of $5.2 million.  However, the transaction will benefit the bottom line as it will also eliminate CRD expenses, which are primarily included in Biovail’s research and development expense line.  CRD expenses were $6.7 million in the first half of 2010.

In Puerto Rico, our manufacturing facility in Carolina is now expected to be closed in the fourth quarter of 2010, after which time all manufacturing operations are expected to be consolidated at our Steinbach facility.  We’re continuing to actively market the Carolina facility.

I will now briefly discuss some of our product development pipeline assets, beginning with Staccato loxapine.  The FDA review of the product’s new drug application is ongoing further to the October 11th action date.  We continue to plan for an approval for in-patient usage, although the bulk of the anticipated spending will not occur until after the PDUFA date.

Turning to Pimavanserin, last week our partner Acadia announced the initiation of a new Phase III trial to evaluate the efficacy, tolerability and safety of Pimavanserin in the treatment of Parkinson’s Disease Psychosis, or PDP.  The new study is expected to enrol about 200 patients at clinical sites located in North America, randomized on a one-to-one basis to two study arms and will receive oral doses of either 40mg of Pimavenserin or a placebo once daily for six weeks.  The primary endpoint of this study is antipsychotic efficacy as measured using a group of nine items from the hallucinations and delusions domain of the SAPS scale.  This refined study design could help mitigate the placebo response seen in prior trials, reduce variability and enhance sensitivity in measuring the efficacy of Pimavanserin in PDP patients.  Biovail is responsible for 50 percent of the costs of this study, which are expected to be between $10 and $15 million.

In the GDNF program, in conjunction with our partner MedGenesis Therapeutics, we were pleased to announce a $2.1 million grant in the second quarter from the Michael J. Fox Foundation to further develop GDNF as a treatment for Parkinson’s Disease.   The grant is payable over three years and subject to specific milestones.  We expect to meet with the FDA late this year to discuss the required clinical program.

In June, we acquired US and Canadian rights to istradefylline, a new chemical entity targeted for the treatment of Parkinson’s Disease.  We’ve paid an upfront fee of $10 million and could pay up to $20 million in potential milestones through FDA approval.  Istradefylline is a late-stage product that represents a novel approach for the treatment of Parkinson’s Disease.  We will be seeking a meeting with the FDA in the near term to discuss istradefylline’s development path forward.  This product could represent a near-term revenue opportunity for Biovail.

The last product that I will discuss is BVF-324, a novel formulation of tramadol for the treatment of premature ejaculation.  Based on a reassessment of the commercial opportunity for the product and taking into consideration the slower than expected enrolment rate in the Phase III trials, the decision was made to terminate its development.  A charge of $2.8 million was accrued in the second quarter for the expected wind-down cost of the two European studies that were underway.

As a result of this termination and the sale of our CRD, research and development expenses in 2010 will be lower than we originally anticipated by approximately $15 million.  We now anticipate R&D expenses for the year to be approximately $95 million, excluding upfront milestone payments.

Biovail Corporation Second Quarter 2010 Earnings Conference Call Thursday, August 5, 2010 - 8:30 AM ET

In Canada, we were recently notified of an application filing with the Therapeutic Products Directorate, or TPD, for a generic formulation of Wellbutrin XL.  We are reviewing the application and, if appropriate, intend to initiate patent infringement litigation to enforce our intellectual property rights.  This will preclude TPD approval until such litigation is concluded or the expiry of 24 months, whichever is earlier.

I will end my remarks with a comment on US healthcare reform.  We continue to believe our exposure is not material given the nature of our commercial portfolio and the structure of our supply agreements.  In the second quarter of 2010, the legislation did not have a material impact on our financial results.

That concludes my remarks.  I will now turn the call over to Peggy Mulligan, Biovail’s Chief Financial Officer.  Peggy?
Peggy Mulligan, Chief Financial Officer, Biovail Corporation

Thank you, Gilbert, and good morning, everyone.  In accordance with US GAAP, Biovail reported net income of $34 million, or earnings per share of $0.21, in the second quarter of 2010.  These amounts include $10.2 million in acquired in-process research and development expenditures related to the transaction with Kyowa, $7.6 million in costs related to the transaction with Valeant, and other specific items, that in aggregate negatively impacted net income and EPS by $21.2 million and $0.13, respectively.  Accordingly, EPS, excluding specific items, was $0.34 in the quarter.  In the second quarter of 2010, cash EPS was $0.54, compared to $0.59 in the second quarter of 2009.  Excluding the merger related costs and cash restructuring charges, cash EPS was $0.60, a 17 percent increase over the prior year period, as similarly adjusted.

A reconciliation of GAAP EPS to cash EPS, as well as a table listing specific items, is provided in our second quarter earnings release issued this morning.

Total revenues for the three months ended June 30, 2010 were $239 million, compared with $194 million for the second quarter of 2009, an increase of 23 percent.  Product revenues in the second quarter of 2010 were $231 million, compared with $188 million in the second quarter of 2009, a 23 percent increase that reflects higher revenues from Wellbutrin XL, tetrabenazine products, Biovail Pharmaceuticals Canada, the Zovirax line, the Company’s generic portfolio and legacy products.  Partially offsetting factors include lower revenues from

Ultram ER and Cardizam LA, as a result of the introduction of generic competition to those products.

Wellbutrin XL revenues were $54 million in the second quarter of 2010, compared with $37 million in the 2009 period, a 45 percent increase that reflects the May 2009 acquisition of the full US commercialization rights to the product, partially offset by the impact of the introduction of generic competition to the 150mg strength in May of 2008.  The supply of Wellbutrin XL tablets to GlaxoSmithKline for distribution in Europe and other markets generated revenues of $5.4 million to Biovail in the second quarter of 2010, compared with $2.6 million in the prior year period.

Biovail’s global tetrabenazine franchise generated second quarter 2010 revenues of $21.4 million.  In the US, Xenazine generated revenues of $16.3 million, compared with $11 million in the prior year period.  Biovail also recorded $4 million in revenues from sales of the product in Europe and around the world.  In Canada, Nitoman generated revenue of $1.2 million, which is included in Biovail Pharmaceuticals Canada’s revenue.

Zovirax continues to perform strongly.  Revenues for this franchise were $41.4 million in the second quarter of 2010, a 14 percent, versus the prior year period.

With respect to Biovail Pharmaceuticals Canada, or BPC, second quarter revenues were up 53 percent year-over-year, reflecting the strong performance of Wellbutrin XL and Tiaxac XC, as well as the positive impact of fluctuations in foreign currency exchange rates.  At constant exchange rates, BPC’s revenues were up 30 percent in the second quarter of 2010, compared with the prior year period.

Generic product revenues increased 52 percent year-over-year in the second quarter of 2010, reflecting higher prescription volumes for our generic formulation of Cardizem CD, partially offset by lower pricing and lower prescription volumes for other of these products.

Legacy product revenues were also strong in the quarter, increasing 15 percent year-over-year to $46.5 million.

Turning to the expense side of the income statement, Biovail’s R&D expenses in the second quarter were $37.3 million, compared to $44.7 million for the second quarter of 2009.  Excluding acquired IPR&D expenses associated with our now divested CRD, as well as the $2.8 million accrual related to the termination of the BVF-324 program, R&D expenses were $20.8 million in the second quarter of 2010, compared with $10.7 million in the prior year period, reflecting increased activity across

Biovail Corporation Second Quarter 2010 Earnings Conference Call Thursday, August 5, 2010 - 8:30 AM ET

several pipeline programs.  Looking forward, we now expect to incur R&D expenses of approximately $95 million in 2010, which excludes upfront and milestone payments.

Biovail’s balance sheet remains strong.  At the end of July 2010, we had cash balances in excess of $200 million.  The Company had $350 million in convertible notes outstanding and a $17.5 million obligation related to the acquisition of the worldwide development and commercialization rights to tetrabenazine in June 2009.  There are no outstanding borrowings under the committed $410 million revolving credit facility.

Cash flow from operations was $109 million in the second quarter of 2010, compared with $97 million in the second quarter of 2009.  Cash flow from operations before changes in operating assets and liabilities, and excluding merger related costs, was $94 million in the second quarter of 2010, once again demonstrating the strong cash flow generation of Biovail’s businesses.

For more comprehensive details pertaining to Biovail’s financial and operational performance for the three months ended June 30, 2010, please refer to the earnings news release distributed by the Company earlier this morning.

In line with the Company’s dividend policy, Biovail’s Board of Directors has declared the payment of a dividend of $0.095 per share payable October 4, 2010 to shareholders of record on September 1, 2010.  The ex- dividend date is August 30, 2010.

Let me close by reminding everyone that following a $1.00 per common share dividend expected to be paid after the close of the merger with Valeant, the combined company does not intend to pay dividend.

That concludes my comments.  Bill?
Bill Wells, Chief Executive Officer, Biovail Corporation

Thanks, Peggy.  I’m pleased with the financial success of the second quarter of 2010, which once again demonstrated the robustness of Biovail’s cash flow generation capabilities.  The highlight of the quarter, however, was undoubtedly the proposed merger with Valeant.  This transaction will accomplish immediately what we were working towards over a five-year period.  We’ll have multiple growth platforms that we can leverage, including a second therapeutic area in the US, dermatology.
When we originally chose specialty CNS as Biovail’s focus area in May 2008, you may recall that we did a deep dive into the six other therapeutic areas that we identified as being the most attractive. Dermatology was one of those six, and we’re pleased to be adding our Zovirax franchise to Valeant’s existing portfolio in this area.

The opportunity in Canada is also very compelling.  BPC revenues in the second quarter of 2010 are up 53 percent year-over-year, and Valeant’s Canadian operations boasted a 44 percent growth rate in the same quarter.  Together, we’ll be the largest Canadian pharmaceutical company and the partner of choice for foreign companies looking to commercialize their products in Canada.   Importantly, the combined company will likely not have any significant patent cliffs in the next several years.  There are few large specialty pharma companies that can make a similar claim.

The opportunities for growth are numerous and substantial and the greater resources of the combined company will allow us to pursue more and larger transactions.  The business development track records of both companies over the past two-and-a-half years speak for themselves and should provide comfort to shareholders that capital allocation decisions will continue to be made prudently and always with the overarching objective of enhancing shareholder value.

We’ll now take questions.  Operator?
Operator

Thank you.  We will now take questions from the listeners.  If you have a question, please press star, one on your telephone keypad.  If you are using a speaker phone, please lift up the handset and then press star, one.  If at any time you wish to cancel your question, please press the number sign.  Please press star, one at this time if you have a question.  There will be a brief pause while participants register for questions and we thank you for your patience.

Our first question is from Annabel Samimy from Stifel Nicolaus.  Please go ahead.
Annabel Samimy, Stifel Nicolaus

Hi, guys.  Congratulations on a good quarter.  Thank you for taking my call.

Biovail Corporation Second Quarter 2010 Earnings Conference Call Thursday, August 5, 2010 - 8:30 AM ET

Bill Wells, Chief Executive Officer, Biovail Corporation

Thank you.
Annabel Samimy, Stifel Nicolaus

I had a few questions, actually.  Can you help us determine what the state of some of your programs may be?  We all saw the internal projections in your SEC filings and we were curious to know what those projections assume in terms of pipeline programs.
Bill Wells, Chief Executive Officer, Biovail Corporation

Yes, we are conducting a pipeline review, together with Valeant, as part of the overall integration planning.  No decisions have been made with regard to the pipeline programs.  We’ll be looking at the programs of both companies.  I do expect we will probably see that some of those programs are cancelled or partnered as we go forward, again, from both companies.  Part of the synergies that we are planning to get are from the pipeline.

In terms of our projections which were in the—I think it’s an S4 that went out—those projections were based on the status quo of Biovail, assuming that our business was operating as it has been today.  We don’t want to get into any detail on the underlying assumptions around those projections, we have not given guidance in the past, and so we don’t feel that we should delve into any great detail in those numbers.  We were required to put them out as part of the legal and regulatory requirements around the merger, but don’t intend to go any further than that.
Annabel Samimy, Stifel Nicolaus

Can you, at a minimum, tell us whether Staccato is assumed in those estimates, given that it is almost at the approval stage?
Bill Wells, Chief Executive Officer, Biovail Corporation

Staccato is, obviously, a program that we anticipate will be approved, and so Staccato would be a program that is in those estimates.

Annabel Samimy, Stifel Nicolaus

Okay, great.  Then, on gross margins, you have some pretty strong gross margins this quarter.  What is that a function of?
Peggy Mulligan, Chief Financial Officer, Biovail Corporation

Annabel, it’s Peggy.  We did suggest that between 70 and 74 percent is a fairly good run rate to always consider our margins at.  Elements of mix come in there, but, certainly, what you are seeing is the tremendous efforts on the manufacturing team side of effecting most of the transition over to Steinbach in the closure of the Carolina site, so some positive pickup on margins resulting from those very strong activities.
Annabel Samimy, Stifel Nicolaus

Okay, and then one more question, if I may ask.  The Xenazine, we saw a nice uptick in that.  Would you say that’s primarily a factor of Lundbeck’s new efforts to educate the broader physician population, or are there price increases in that?  Can you just give us a little colour there?
Gilbert Godin, Chief Operating Officer, Biovail Corporation

Good morning, Annabel.  This is Gilbert.  First, let me say we always try to report most recent numbers.  In the case of Xenazine, that would have been July.  Unfortunately, while the numbers for July appear to be good, we’ll have to wait a little bit.  They’re preliminary and they’re being scrubbed at this point.  We’ve seen over the last year-and-a-half or almost two years now, typically, some lumpiness, both in patient counts and revenue numbers, but still over the long term trending steadily.  I think that what you’ve been seeing in the last quarter is more of that.  It’s been a good quarter, indicative of the steady progression, and we’re confident that those trends are continuing to trend to our net-net, tracking to the steady state number of 4,000 to 6,000 patients.  So, a good outcome from our vantage point and more granularity to follow fairly shortly.
Annabel Samimy, Stifel Nicolaus

Okay.  So, there are no price increases in that at all?

Biovail Corporation Second Quarter 2010 Earnings Conference Call Thursday, August 5, 2010 - 8:30 AM ET

Gilbert Godin, Chief Operating Officer, Biovail Corporation

There might have been price increases in the very recent past.  I don’t think that would be of a nature to explain the good quarter, however.
Annabel Samimy, Stifel Nicolaus

Okay, thank you.
Operator

Thank you.  As a reminder, if you have a question, you may press star, one on your telephone keypad.  Our next question will be from David Amsellem from Piper Jaffrey.  Please go ahead.
Misha Dinerman (for David Amsellem), Piper Jaffray

Hi, this is actually Misha for David.  Just following along the question about your strategic options going forward, can you tell us at least if the R&D synergies, if you plan to get those mainly from, I guess, the later stage assets or maybe some of their earlier stage pipeline assets.
Bill Wells, Chief Executive Officer, Biovail Corporation

It’s premature to say that, the pipeline review has not been completed.
Misha Intwala, Piper Jaffray

Okay, just thought I’d try.  Then, last question.  I guess Mylan got approval for Wellbutrin XL in July.  Do you see that as any sort of competitive threat?  Is that going to affect your sampling or couponing activities?
Gilbert Godin, Chief Operating Officer, Biovail Corporation

No. This is Gilbert, Misha.  I guess the generic marketplace, inasmuch as Wellbutrin is concerned, is a market in itself.  I think that our performance here is resulting more from our activities or technical plans to support the brand.  The actual battle within the generic players here is unlikely to influence the brand.  You will see those players jockey for position as they take more and more aggressive pricing orientations, but that’s about the net of it with respect to the brands.
Misha Intwala, Piper Jaffray

Okay, thank you.
Bill Wells, Chief Executive Officer, Biovail Corporation

We’re seeing very good performance out of Wellbutrin and I think it’s fairly compelling that the actions we’ve taken on the marketing side with sampling and couponing are having an effect.  That seems to be pretty clear from the IMS data.  Personally, I’m very encouraged by the performance of Wellbutrin, and, as you know, the financial results versus what we had originally anticipated when we bought the assets are significantly better than the original projections.
Misha Intwala, Piper Jaffray

Thanks.
Operator

Thank you.  Once again, if you have a question, you may press star, one on your telephone keypad.  Our next question will be from Doug Miehm from RBC Capital Markets.  Please go ahead.
Fred Garcia (for Doug Miehm), RBC Capital Markets

It’s actually Fred calling in for Doug, just a quick question on the generics and legacy portfolio.  Were there some broad-based pricing increases, or could you add a little bit more colour to that?
Gilbert Godin, Chief Operating Officer, Biovail Corporation

We’ve been continuing to manage the price, I would say, judicially, which means that, you know, nothing excessive, just what we think would be appropriate in context of a fully generic sized marketplace.  So, this commonly applies to our legacy products.  With respect to the generic portfolio, as you know, these products are

Biovail Corporation Second Quarter 2010 Earnings Conference Call Thursday, August 5, 2010 - 8:30 AM ET

commercialized by our partners and we are not, per se, party to the pricing decisions.  We benefit from those overall product revenues, but we’re not a participant in the commercial decisions.
Fred, RBC Capital Markets

Okay, thanks.
Operator

Thank you.  The next question will be from Gregg Fraser from Bank of America.  Please go ahead.
Greg Fraser (for Gregg Gilbert), Bank of America

Thanks.  This is Greg Fraser for Gregg Gilbert.   Firstly, a quick question on the pipeline.  It sounds like the decision to start the Pimavanserine study for PDP was independent of the pipeline review that you’ll be conducting after the merger closes and that everything in the pipeline will be on the table when you conduct that review.  Is that the case?
Bill Wells, Chief Executive Officer, Biovail Corporation

That’s correct.  Until the merger closes, it’s business as usual.  The pipeline review will be completed, I think, probably, shortly before the merger closes, but no decisions will be made or actions implemented until after the merger closes.
Greg Fraser, Bank of America

Okay.  Then, on Xenazine, was there any meaningful change in the dropout rate, either higher or lower, relative to the first quarter?
Gilbert Godin, Chief Operating Officer, Biovail Corporation

We’ve never reported dropout rates; however, I think I can comment that there were no meaningful changes.  One thing, it would be kind of a positive sign on that front.

Greg Fraser, Bank of America

Okay.  Can you say when it could be possible in the future that we may learn more specifics about your lifecycle management programs for Xenazine?
Bill Wells, Chief Executive Officer, Biovail Corporation

Well, we do have a program, which is BVF-018, which is the modified release version of tetrabenazine, which will be targeted at Tourette’s Syndrome.  So, that would be the program which is for lifecycle management.  We have had some recent communications with the FDA related to that program and we’re in conversations with them about the program and the best way to structure the trials going forward.  So, it’s a very active program.
Greg Fraser, Bank of America

Okay.  Lastly, is it possible to quantify the positive impact that the competitor issues with diltiazem had on your Q2 sales?  Thanks.
Bill Wells, Chief Executive Officer, Biovail Corporation

It certainly had a positive impact.  It’s not possible to quantify it; we haven’t calculated that number.
Operator

Thank you.  There are no further questions at this time, so I’ll return the meeting back to you, Mr. Isabel.
Bill Wells, Chief Executive Officer, Biovail Corporation

Actually, this is Bill Wells, I’ll close the meeting.  I want to thank everybody for participating and for your interest in Biovail.

I’d also like to thank all of Biovail’s employees for their continued hard work and dedication.  We are in the midst of a very exciting chapter in Biovail’s history, which I know it can be very stressful as we go through a process of this type with the merger and your professionalism, dedication and focus on the business is greatly appreciated during this period.  As I’ve said before, I’m

Biovail Corporation Second Quarter 2010 Earnings Conference Call Thursday, August 5, 2010 - 8:30 AM ET

very proud of all of you and very proud of everything that we together have accomplished.

Thank you so much and we look forward to your continuing interest in the new Valeant as we go forward.
Operator

Thank you.  The conference has now ended, please disconnect your lines at this time, we thank you all for your participation and have a great day.